Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ANNOUNCEMENT
ESTIMATED IMPROVEMENT IN
PROFIT ATTRIBUTABLE TO SHAREHOLDERS
FOR THE YEAR ENDED 31 AUGUST 2009

Based on a preliminary unaudited estimation for the year ended 31 August 2009, the Company expects that the Turnover may increase by more than 10%, EBITDA may increase by more than 30% and the Profit Attributable to Shareholders may increase by more than 50% compared with the corresponding period as disclosed in the 2008 Annual Report.

The estimates for EBITDA and Profit Attributable to Shareholders are inclusive of non-recurring gain of approximately HK$31.3 million from Senior Notes buyback and cancellation, netting off related transaction costs.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

This announcement is made by City Telecom (H.K.) Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	Estimated Results for the reporting period

1.	Period to which the estimated results applies: 1 September 2008 to 31 August 2009

2.	Estimated results: substantial increase as compared to the corresponding period last year

The preliminary consolidated results of the Company and its subsidiaries (collectively the “Results”) prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants show that for the year ended 31 August 2009, as compared with the corresponding period as disclosed in the 2008 Annual Report:

1.	The Turnover is estimated to increase by more than 10%

2.	The EBITDA is estimated to increase by more than 30%

3.	The Profit Attributable to Shareholders is estimated to increase by more than 50%

Detailed financial information and data for the period 1 September 2008 to 31 August 2009 will be disclosed in the Company’s 2009 Annual Report.

The estimates for EBITDA and Profit Attributable to Shareholders are inclusive of non-recurring gain of approximately HK$31.3 million from the 10-year senior notes (“Senior Notes”) buyback and cancellation, netting off related transaction costs.

3.	The estimated Results were unaudited.

II.	Results of the corresponding period last year, 1 September 2007 to 31 August 2008

1.	Turnover of HK$1,303.0 million

2.	EBITDA of HK$378.0 million

3.	Profit attributable to Shareholders of HK$125.2 million

4.	Earning per share (basic): HK19.7 cents

5.	Earning per share (diluted): HK19.0 cents

III.	Comparison of certain key operating statistics with those of the corresponding period during the prior year

1.	Fixed Telecommunications Network Services (FTNS)

	As at 31 August 2009	As at 31 August 2008	Increased by
Number of Registered Broadband Subscriptions	391,000	316,000	24%
Number of Registered Voice-over-IP Subscriptions	382,000	329,000	16%
Number of Registered IP-TV Subscriptions	170,000	156,000	9%
Total Subscriptions	943,000	801,000	18%

2.	International Telecommunications Services (IDD)

IDD traffic volume recorded a fall of approximately 15.2% in the reporting period to 487 million minutes, when compared with the 574 million minutes as recorded in the corresponding period last year.

IV.	Reasons for improvement in estimated results

The development of the Company’s major businesses experienced positive trends during the period from 1 September 2008 to 31 August 2009. The estimated increases in turnover, EBITDA and profit attributable to shareholders are primarily due to the improvement from its FTNS business and the net gain in Senior Notes buyback and cancellation. The business growth trends experienced in the twelve months to 31 August 2009 are consistent with that experienced in the twelve months to 31 August 2008.

The information contained in this announcement is only a preliminary estimate performed by the Board of the Company and was unaudited.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 21 September 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.